UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Lithium Americas (Argentina) Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53680Q207

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,245(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,245(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,245(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.374%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,245 common shares, without par value (“Common Shares”), of Lithium Americas (Argentina) Corp. (the “Issuer”), issued pursuant to the Master Purchase Agreement, dated January 30, 2023 (“Master Purchase Agreement”), between the Issuer and GM Holdings.

GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on a total of 160,047,673 Common Shares expected to be outstanding as of October 3, 2023, as disclosed in the Issuer’s press release, dated September 28, 2023, including two Common Shares issued to GM Holdings in connection with the Separation (defined below).

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1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,245(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,245(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,245(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.374%(2)
14	TYPE OF REPORTING PERSON CO

(1)	GM Holdings is the record holder of 15,002,245 Common Shares issued pursuant to the Master Purchase Agreement.

GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on a total of 160,047,673 Common Shares expected to be outstanding as of October 3, 2023, as disclosed in the Issuer’s press release, dated September 28, 2023, including two Common Shares issued to GM Holdings in connection with the Separation.

CUSIP No. 53680Q207	13D/A2	Page 4 of 8

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D relates to the common shares, without par value (“Common Shares”), of Lithium Americas (Argentina) Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”), and amends the initial statement on Schedule 13D, filed on February 28, 2023, as amended by Amendment No. 1, filed on March 29, 2023 (the “Prior Statement,” and as amended by this Amendment No. 2, the “Schedule 13D”), by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM” and, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (“Common Shares”), of Lithium Americas (Argentina) Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at 900 West Hastings Street, Suite 300, Vancouver, British Columbia, Canada V6C 1E5.

On October 3, 2023, the Issuer completed the planned separation of its U.S. and Argentina businesses (the “Separation”), pursuant to which two public companies were established. As a result of the Separation, the Issuer changed its name from “Lithium Americas Corp.” to “Lithium Americas (Argentina) Corp.” and established a new publicly traded entity, named “Lithium Americas Corp.” (“Spinco”). In connection with the Separation, the Issuer transferred the Thacker Pass lithium project located in Humboldt County, Nevada (the “Thacker Pass Project”) to Spinco.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All of the Common Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Master Purchase Agreement, dated January 30, 2023 (the “Master Purchase Agreement”), between the Issuer and GM Holdings, relating to an aggregate investment by GM Holdings of US$650 million in the Issuer and Spinco (the “Transaction”). In connection with the Separation, Spinco became a party to the Master Purchase Agreement.

The Transaction was structured in two tranches. The first tranche was with the Issuer and was completed prior to the Separation and the second tranche remains to be completed, as further described below.

Tranche 1

The first tranche (“Tranche 1”) of the Transaction was structured through the initial issuance of 15,002,243 subscription receipts of the Issuer (the “Subscription Receipts”) pursuant to the Subscription Receipt Agreement, dated February 16, 2023 (the “Subscription Receipt Agreement”), by and among GM Holdings, the Issuer and Computershare Trust Company of Canada, as subscription receipt agent. Upon the closing of Tranche 1 on February 16, 2023, each Subscription Receipt converted into a unit consisting of one Common Share and 79.26% of a warrant (each, a “Tranche 2 Warrant”) exercisable into (a) 11,890,848 Common Shares or (b) one Common Share in the event that the Tranche 2 Warrants were not exercised prior to the Separation, in each case at an exercise price of US$27.74 per share for a term of 36 months. The closing of Tranche 1 occurred after the satisfaction of certain conditions precedent, including delivery of a ruling under the Thacker Pass Record of Decision (“ROD”) appeal that did not result in vacatur of the ROD related to the Thacker Pass Project and the receipt of conditional approval for the Transaction from the Toronto Stock Exchange.

At the closing of Tranche 1, GM Holdings acquired 15,002,243 Common Shares at a price of US$21.34 per share for gross proceeds to the Issuer of approximately US$320 million and 11,890,848 Tranche 2 Warrants exercisable for either (a) 11,890,848 Common Shares or (b) one Common Share, in the event that the Tranche 2 Warrants were

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not exercised prior to the Separation, pursuant to the Warrant Certificate, dated February 16, 2023 (the “Warrant Certificate”), between the Issuer and GM Holdings. In connection with the Separation on October 3, 2023, GM Holdings exercised the Tranche 2 Warrants for one Common Share at an exercise price of US$27.74.

Tranche 2

Concurrent with completion of Tranche 1, GM Holdings and the Issuer executed a subscription agreement (the “Tranche 2 Subscription Agreement”) providing for the issuance of approximately US$330 million of either (a) Common Shares of the Issuer or (b) common shares of Spinco (“Spinco Shares”), plus one Common Share of the Issuer, in the event the investment occurs following the Separation.

In connection with the Separation on October 3, 2023, GM Holdings purchased one Common Share for US$17.00 and entered into a subscription agreement with Spinco (the “Spinco Tranche 2 Subscription Agreement”) providing for the issuance of approximately US$330 million of Spinco Shares at a price equal to the five-day volume-weighted average price for Spinco Shares on the New York Stock Exchange preceding the date that Spinco delivers notice of satisfaction of the Tranche 2 closing conditions, subject to a maximum price of US$17.3601 (“Tranche 2”). Completion of Tranche 2 is subject to several conditions, including Spinco demonstrating that it has secured sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Tranche 2 closing conditions may be waived by GM Holdings in its sole discretion.

This summary is qualified in its entirety by reference to the Master Purchase Agreement and the Tranche 2 Subscription Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, and the Subscription Receipt Agreement and the Warrant Certificate, forms of which are filed as Exhibits 10.3 and 10.4, respectively, and all of which are incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisition and beneficial ownership of the Common Shares by the Reporting Persons were undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6, below.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) determine to nominate an individual to serve on the board of directors of the Issuer pursuant to the IRA described in Item 6, below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

CUSIP No. 53680Q207	13D/A2	Page 6 of 8

The aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 9.374% of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned is based on a total of 160,047,673 Common Shares expected to be outstanding as of October 3, 2023, as disclosed in the Issuer’s press release, dated September 28, 2023, including two Common Shares issued to GM Holdings in connection with the Separation.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Offtake Agreement

Concurrent with the closing of Tranche 1, the Issuer agreed to allocate to GM Holdings 100% of the Phase 1 lithium carbonate offtake from the Thacker Pass Project under a supply agreement, dated February 16, 2023 (the “Offtake Agreement”), between the Issuer and GM Holdings. GM Holdings is entitled to purchase all offtake from Phase 1, unless it does not complete the closing of the Tranche 2 portion of the Transaction, in which case its entitlement will be prorated (subject to certain exceptions). GM Holdings also has a right of first offer on the offtake of Phase 2 production for the Thacker Pass Project. In connection with the Separation on October 3, 2023, and the transfer of the Thacker Pass Project to Spinco, the Issuer assigned the Offtake Agreement to Spinco.

Investor Rights Agreement

Concurrent with the closing of Tranche 1, the Issuer and GM Holdings entered into an investor rights agreement (the “IRA”). Under the IRA, GM Holdings is required to “lock-up” its securities until the later of (i) one year after the Separation and (ii) the earlier of (i) six months after the closing of Tranche 2 and (ii) the date Tranche 2 is not completed in accordance with its terms (such date being the “Lock-up Outside Date”).

The IRA also provides among other things, for GM Holdings to be entitled to the following:

(a)

the right to nominate an individual to serve on the board of directors of the Issuer during the term leading up to the Tranche 2 closing and thereafter for so long as it owns 10% or more of the issued and outstanding Common Shares, along with the right to consent to any increase in the size of the board of directors to more than 10 directors;

(b)

the right to have a non-voting observer (as an alternative to a board nominee) attend all of Issuer’s board meetings, during the term leading up to the Tranche 2 closing and thereafter for so long as it either (i) owns 10% or more of the issued and outstanding Common Shares or (ii) owns 5% or more of the issued and outstanding Common Shares and is a party to the Offtake Agreement (or a similar agreement with the Issuer);

CUSIP No. 53680Q207	13D/A2	Page 7 of 8

(c)

the right to participate in any subsequent issuances of Issuer’s securities to “top-up” its pro rata ownership of the Issuer, until the later of: (i) the Lock-up Outside Date and (ii) the date on which GM Holdings ceases to either (A) own 10% or more of the issued and outstanding Common Shares or (B) own 5% or more of the issued and outstanding Common Shares and be a party to the Offtake Agreement (or a similar agreement with the Issuer); and

(d)	certain demand, piggyback and shelf registration rights with respect to the Common Shares held by GM Holdings.

In addition, GM Holdings is subject to a standstill limitation whereby it may not increase its holdings beyond 20% of the issued and outstanding Common Shares (excluding the acquisition of Common Shares pursuant to the Transaction), until the later of five years following the effective date of the IRA and one year following the date of the commencement of commercial production for Phase 1 of the Thacker Pass Project.

The foregoing description of the IRA is qualified in its entirety by reference to the IRA, a copy of which is filed as Exhibit 10.5 and is incorporated by reference herein.

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Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 17, 2023)

10.2	Tranche 2 Subscription Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

10.3	Form of Subscription Receipt Agreement by and among the Issuer, GM Holdings and Computershare Trust Company of Canada (incorporated by reference to Schedule G of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.4	Form of Warrant Certificate between the Issuer and GM Holdings (incorporated by reference to Schedule C of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.5	Investor Rights Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

99.1	Joint Filing Agreement, dated February 27, 2023, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on February 28, 2023)

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary